Sanara MedTech Inc.

1200 Summit Ave, Suite 414

Fort Worth, Texas 76102

May 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attention: Abby Adams

Re:	Sanara MedTech Inc.
Registration Statement on Form S-3
Filed on May 21, 2024
File No. 333-279592 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Sanara MedTech Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 9:00 a.m., Eastern Time, on May 31, 2024, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Matthew L. Fry, Esq. at (214) 651-5443.

Very truly yours, SANARA MEDTECH INC.

By:	/s/ Michael D. McNeil
Michael D. McNeil Chief Financial Officer

cc:	Matthew L. Fry, Esq., Haynes and Boone, LLP